Unifi, Inc.
P.O. Box 19109
7201 West Friendly Avenue
Greensboro, NC 27419-9109
March 23, 2011
VIA EDGAR
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

RE:	Unifi, Inc. Form 10-K for the fiscal year ended June 27, 2010 File Date: September 10, 2010 File No. 001-10542
Ladies and Gentlemen:
     Reference is made to the comments to the Annual Report on Form 10-K (the “2010 Form 10-K”) of Unifi, Inc. (the “Company”) for the fiscal year ended June 27, 2010 received from the Staff (the “staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) in a letter from Jennifer Thompson, dated March 9, 2011 (the “Comment Letter”). The discussion below is presented in the order of the numbered comments in the Comment Letter and we have reproduced your comments (in italicized font) for ease of reference.
The Company’s responses to the staff’s comments are as follows:
2. Investments in Unconsolidated Affiliates, page 73
1.	We note your response to comment 2 in our letter dated February 9, 2011 and your intent to file the audited financial statements of PAL on or before April 1, 2011. We assume from your response that you intend to provide PAL’s financial statements for the three year period ended January 1, 2011. However, based on Rule 3-09(b) of Regulation S-X, your Form 10-K for the fiscal year ended June 27, 2010 should have included PAL’s financial statements for the three year period ended January 2, 2010. As such, your current filing is not timely. Please amend accordingly.
Response to Comment 1
The Company respectfully disagrees with the staff’s comment that the 2010 Form 10-K is not timely because it believes that Rule 3-09 of Regulation S-X only requires separate financial statements of Parkdale America, LLC (“PAL”) for the three year period ended January 1, 2011, which as permitted by Rule 3-09(b) may be filed via an amendment to the 2010 Form 10-K. Rule 3-09(b) requires separate financial statements to be filed as of the same dates and for the same periods as the Company’s audited consolidated financial statements required by Rule 3-01 and Rule 3-02. The Company has a fiscal year end which ends annually on the last Sunday of June. PAL’s fiscal year ends on the nearest Saturday to December 31st. The PAL fiscal year that corresponds to the Company’s fiscal year ended June 27, 2010 is PAL’s 2010 fiscal year, which ended January 1, 2011. Because PAL’s corresponding fiscal year ends after the date of the Company’s Form 10-K filing, as permitted by Rules 3-09(b)(2) and 3-09(b)(4)(iii) and in accordance with the guidance in the staff’s comment letter dated November 9, 2004, the Company will file PAL’s financial statements by filing an amendment to its Form 10-K within 90 days of PAL’s year end. The Company anticipates that it will file such amendment by April 1, 2011, which amendment, as permitted by Rule 3-09(b), will contain audited financial statements for PAL’s 2008 and 2010 fiscal years when PAL met the significance test, and unaudited financial statements for PAL’s 2009 fiscal year when PAL did not meet the significance test. The Company notes that if it were to have included in the 2010 Form 10-K PAL’s financial statements for the three year period ended January 2, 2010 as requested by the staff, such filing would have resulted in presenting PAL financial information for periods that do not correspond with the Company’s financial information presented as required by Rule 3-09(b).

2.	We note your historical practice of filing an amendment to your Form 10-K every other year to provide the Rule 3-09 financial statements of PAL. Please provide us with your rationale for providing the Rule 3-09 financial statements every other year rather than providing the Rule 3-09 financial statements each year.
Response to Comment 2
The Company’s position based on its analysis of Rule 3-09 was to evaluate whether the first condition as of the end of the most recently completed fiscal year or the third condition for the most recently completed fiscal year, as set forth in Rule 1-02(w), substituting 20 percent for 10 percent, is met with respect to PAL. In fiscal years in which the significance test was met, the Company filed the Rule 3-09 financial statements, as an amendment to Form 10-K within 90 days of PAL’s corresponding fiscal year end. In fiscal years in which the significance test was not met, no such financial statements were provided. By way of example, since the significance test was met for the Company’s fiscal year ended June 29, 2008, PAL was deemed significant for the 2008 fiscal year and the Company filed the corresponding financial statements for PAL’s three years ended January 3, 2009 by amendment to the Company’s Form 10-K for the fiscal year ended June 29, 2008. The significance tests were not met for the Company’s fiscal year ended June 28, 2009 and they were not met for the Company’s fiscal year ended June 24, 2007. Therefore, based on the Company’s analysis of Rule 3-09, the Company did not file PAL’s financial statements for PAL’s corresponding three years ended January 2, 2010 or December 29, 2007, respectively. However, the Company is currently aware of the staff’s view (as set forth in Section 2405.3 of the Financial Reporting Manual and the notes thereto) that such separate financial statements should be filed if the significance tests required by Rule 3-09(a) are met for any year presented in the Company’s Form 10-K. In future filings the Company will include such separate financial statements for corresponding PAL fiscal years if the Rule 3-09(a) significance tests are met for any of the fiscal years presented in the Company’s filing. Such separate financial statements will be for the three years ended with the corresponding PAL fiscal year and will be audited for any fiscal years presented, in which the significance tests are met. Such statements will be filed by amendment to the Company’s 10-K within 90 days of PAL’s corresponding fiscal year end.
     The goal and philosophy of the Company is, and has been in the past, to provide the public with effective, materially accurate and consistent financial reporting and disclosures. The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosures included in the filing and acknowledges that the staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing. The Company also acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Questions or requests for additional information may be directed to me at (336) 316-5545. Thank you for your attention to this matter.

Very truly yours,
/s/ RONALD L. SMITH
Ronald L. Smith
Unifi, Inc. Vice President and Chief Financial Officer